

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

J. Morgan Rutman
Chief Financial Officer
Capri Listco
PO Box 1093
Queensgate House
Grand Cayman, KY1-1102
Cayman Islands

> **Re: Capri Listco**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed on July 12, 2021**
> **File No. 333-256152**

Dear Mr. Rutman:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 9, 2021 letter.

Registration Statement on Form F-4

The Business Combination Proposal
Ajax's Board of Directors' Reasons for Approval of the Business Combination, page 116

1. We note your response to prior comment 4 and your revised disclosure that refers readers to the "publicly available investor presentation." Revise to include the portion of the investor presentation in support of the Board's conclusion as to the attractive valuation of this transaction. In doing so, explain how the presentation supports your statements here that Ajax's board of directors believes Cazoo's implied valuation is favorable to Ajax "relative to the current valuations experienced by comparable publicly traded companies

in the online used car sector."  Also, elaborate upon your statements as to Cazoo's favorable enterprise value-to-revenue and value-to-gross profit multiples relative to publicly traded peers and how you arrived at the growth adjusted multiple you used to arrive at such conclusion.

 You may contact Mara L. Ransom at 202-551-3264 with any questions.


Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Debbie Yee